Filed Pursuant to Rule 433 Registration Statement Nos. 333-269534 and 333-269534-01 Supplementing the Prospectus dated February 2, 2023 and Preliminary Prospectus Supplement dated December 5, 2024

Johnson Controls International plc

Tyco Fire & Security Finance S.C.A.

$250,000,000 4.900% Senior Notes due 2032

Pricing Term Sheet

December 5, 2024

Issuers:	Johnson Controls International plc Tyco Fire & Security Finance S.C.A.

Trade Date:	December 5, 2024

Settlement Date**:	December 10, 2024 (T+3)

Joint Book-Running Managers:	BofA Securities, Inc. U.S. Bancorp Investments, Inc. Barclays Capital Inc. BBVA Securities Inc. UniCredit Capital Markets LLC

Title of Securities:	4.900% Senior Notes due 2032 (the “Notes”)

Ratings (Moody’s / S&P)*:	Baa2 / BBB+

Aggregate Principal Amount Offered:	$250,000,000. The Notes will be issued as additional notes under the indenture pursuant to which the Issuers previously issued $400,000,000 in aggregate principal amount of their 4.900% Senior Notes due 2032 (the “Existing Notes”). The Notes will be consolidated and form a single series with the Existing Notes. Accordingly, the Notes will (i) have the same terms (other than the issue price, issue date and initial interest payment date) as the Existing Notes and will be treated as a single series of securities with the Existing Notes under the indenture, (ii) have the same CUSIP/ISIN numbers as the Existing Notes, and (iii) be fungible with the Existing Notes for U.S. federal income tax purposes. Upon the issuance of the Notes, an aggregate principal amount of $650,000,000 of 4.900% Senior Notes due 2032 will be outstanding.

Maturity Date:	December 1, 2032

Interest Rate:	4.900% per annum

Benchmark Treasury:	UST 4.250% due November 15, 2034

Benchmark Treasury Price and Yield:	100-17; 4.184%

Spread to Benchmark Treasury:	+77 basis points

Yield to Maturity:	4.954%

Price to Public:	99.646%, plus accrued and unpaid interest from December 1, 2024 to, but excluding, the Settlement Date in the aggregate amount of $306,250.

Gross Proceeds:	$249,115,000, plus accrued and unpaid interest from December 1, 2024 to, but excluding, the Settlement Date in the aggregate amount of $306,250.

Interest Payment Dates:	Payable on June 1 and December 1 of each year, beginning on June 1, 2025

Optional Redemption:	Prior to September 1, 2032 (three months prior to the maturity date of the Notes), callable at make-whole (T + 30 basis points)

Par Call:	On or after September 1, 2032 (three months prior to the maturity date of the Notes)

CUSIP/ISIN:	47837R AE0 / US47837RAE09

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Listing:	The Existing Notes are listed for trading on the New York Stock Exchange, and an application will be made to list the Notes on the New York Stock Exchange

*	The security ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.
**

It is expected that delivery of the notes will be made to investors on or about December 10, 2024, which will be the third business day following the trade date set forth above (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before the notes are delivered will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes more than one business day before the date of delivery should consult their own advisors.

The issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322; U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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